Exhibit 99.6

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

THIRD POINT LLC, a Delaware limited	)
liability company,	)
)
Plaintiff,	)
)
v.	)	C.A. No.
)
WILLIAM F. RUPRECHT, PEREGRINE A.	)
M. CAVENDISH, DOMENICO DE SOLE,	)
JOHN M. ANGELO, STEVEN B. DODGE,	)
DANIEL H. MEYER, ALLEN I. QUESTROM,	)
MARSHA E. SIMMS, MICHAEL I. SOVERN,	)
ROBERT S. TAUBMAN, DIANA L. TAYLOR	)
and DENNIS M. WEIBLING,	)
)
Defendants	)
)
and	)
)
SOTHEBY’S, a Delaware corporation,	)
)
Nominal Defendant.	)

MOTION TO EXPEDITE

Plaintiff Third Point LLC (“Third Point”), by and through its undersigned counsel, hereby moves pursuant to Court of Chancery Rules 4(g), 12(a), 26, 30, 33, 34 and 36, for entry of an Order in the form attached hereto expediting the proceedings in this matter and providing for (i) a shortened time for defendants to answer Plaintiff’s Verified Complaint (the “Complaint”), (ii) expedited discovery, and (iii) an expedited trial. The grounds for this motion are as follows:

BACKGROUND

1. As set forth in the Verified Complaint, Third Point seeks declaratory and permanent injunctive relief to remedy an improper attempt by the directors (the “Board” or “Director Defendants”) of Sotheby’s (or the “Company”) to entrench themselves in office and to hinder Third Point’s or any other stockholder’s ability to run an effective proxy contest. In breach of their fiduciary duties, the Director Defendants adopted a poison pill that is triggered when certain stockholders – including Third Point – acquire 10% or more of Sotheby’s outstanding common stock (the “Poison Pill”). The Board adopted the Poison Pill in direct response to a letter Third Point sent to the Company’s Chairman, President and Chief Executive Officer, Defendant William F. Ruprecht in October 2013 (the “October Letter”). In that letter, Third Point (i) expressed serious concerns about the future of Sotheby’s, (ii) identified a number of problems with Sotheby’s leadership, strategic direction and board governance, (iii) informed the Board that Third Point had acquired additional shares of Sotheby’s common stock, to bring its total ownership percentage to more than 9%, thus making Third Point Sotheby’s largest stockholder, and (iv) volunteered to join the Board and to “help recruit several new directors . . .”, stating that such new directors would “help ensure that the Company benefits from the rigor and direction that comes from having an owner’s perspective in the boardroom.”

2. The Director Defendants are well aware of Third Point’s experience and successful track record of bringing positive corporate changes by placing new directors on the boards of public companies. Upon reading Third Point’s October Letter, the Director Defendants knew that the board seats of a few of their members would be in jeopardy if Third Point decided to run a proxy contest. Desperate to maintain the status quo, keep all of their Board seats – and the prestige and lucrative compensation package that accompanies them – the Director Defendant adopted the Poison Pill not for any proper purpose, but to impede a proxy contest by Third Point. Although the Board’s avowed purpose for adopting the Poison Pill is to guard against “coercive tactics to gain control,” the Director Defendants are fully aware that (i) corporate takeovers are not Third Point’s business model and (ii) that Third Point has no intention of taking control of Sotheby’s. Instead, the Sotheby’s board adopted a poison pill that would favor passive stockholders – that is, stockholders who do not directly threaten the approach to corporate governance of Sotheby’s board of directors.

3. The terms of the Poison Pill demonstrate that the Board has no genuine concern with a takeover attempt, but are instead intended to thwart Third Point, Sotheby’s largest stockholder, from effectively running a slate of director candidates. The Poison Pill provides an exception that permits investors to acquire up to 20% of the outstanding stock before the Poison Pill is triggered, so long as those investors do not intend to exert control over Sotheby’s or to participate in a proxy contest with respect to Sotheby’s. If the investor plans to engage in a proxy contest, the threshold for triggering the Poison Pill is much lower: a mere 10% of the stock (the “10% Trigger”). In other words, stockholders seeking not to disrupt the incumbent Board may accumulate twice the stake of stockholders who might seek to influence the Company by conducting a proxy contest. This provision expressly discriminates against those stockholders who seek to participate in corporate democracy and corporate governance through exercising their rights as stockholders to engage in a proxy contest.

4. Further demonstrating their entrenchment motives, on March 21, 2014, the Board refused Third Point’s request to amend the terms of the Poison Pill to allow Third Point to acquire up to 20% of Sotheby’s outstanding common stock without triggering the Poison Pill. The Board rejected Third Point’s request out-of-hand and continues to enforce the Poison Pill against Third Point.

5. The Board’s adoption of this discriminatory Poison Pill – and its refusal to amend it in response to Third Point’s request – demonstrate that the Poison Pill is not a reasonable corporate response to a takeover threat, but rather an improper attempt to thwart Third Point’s proxy contest and ensure that the current Board members remain firmly entrenched.

6. Third Point has nominated a short slate of three directors for election to Sotheby’s twelve-member Board at the next annual meeting of Sotheby’s stockholders, which is scheduled to take place on May 6, 2014. Third Point field its preliminary proxy statement with the SEC on March 17, 2014. As set forth in the Verified Complaint, the 10% Trigger illegitimately tilts the playing field in the Board’s favor and interferes inequitably with Third Point’s right as a major stockholder to wage a proxy contest. Third Point, therefore, seeks an Order (1) declaring that the Director Defendants breached their fiduciary duties, (2) declaring that the Poison Pill is unenforceable under the circumstances alleged in the Complaint, and (3) requiring the Company to redeem the Poison Pill in its entirety, or in the alternative, enjoining the Company and the Board from enforcing the Poison Pill against Third Point or ordering the Company and the Board to amend the Poison Pill to allow Third Point to acquire up to 20% of Sotheby’s outstanding common stock without triggering the Poison Pill.

7. To avoid the irreparable harm to Third Point that will result if the Board is permitted to continue to enforce the 10% Trigger against Third Point for the purpose of impeding Third Point’s proxy contest, Third Point respectfully requests an expedited trial to be scheduled sufficiently in advance of the May 6, 2014 annual meeting of Sotheby’s stockholders to allow Third Point time to purchase up to 20% of Sotheby’s outstanding shares in advance of the annual meeting.

ARGUMENT

8. The Court will grant expedited proceedings if the plaintiff shows good cause, which can be demonstrated by showing: (1) a “sufficiently colorable claim” and (2) “a sufficient possibility of threatened irreparable injury.” Banet v. Fonds de Reg. et de Controle Cafe Cacao, 2008 WL 4951054, at *1 (Del. Ch. Nov. 12, 2008) (citing Madison Real Estate v. Geno One Fin. Place L.P., 2006 WL 456779, at *2 (Del. Ch. Feb. 22, 2006) and Giammargo v. Snapple Beverage Corp., 1994 WL 672698, at *2 (Del. Ch. Nov. 15, 1994)).

9. “The burden on a plaintiff in seeking an expedited proceeding is not high.” Renco Gp., Inc. v. MacAndrews AMG Hldgs. LLC, 2013 WL 209124, at *1 (Del. Ch. Jan. 19, 2013) (citing In re Ness Techs., Inc., 2011 WL 3444573, at *2 (Del. Ch. Aug. 3, 2011)). This Court has observed on several occasions that it “follows a tradition of action with a certain solicitude towards . plaintiffs in this procedural setting and thus has followed the practice of erring on the side of expedited discovery.” Cty. of York Empls. Ret. Plan v. Merrill Lynch & Co., 2008 WL 4824053, at *9 (Del. Ch. Oct. 28, 2008) (internal quotation marks omitted); accord Giammargo, 1994 WL 672698, at *2). The Delaware Supreme Court has similarly observed that “Delaware courts are always receptive to expediting any type of litigation in the interests of affording justice to the parties.” Box v. Box, 697 A.2d 395, 399 (Del. 1997). Granting a motion to expedite is particularly appropriate where, as here, there are credible allegations that directors’ actions are wrongfully abridging the right of stockholders to cast a meaningful vote. See, e.g., Telecom-SNI Investors, LLC v. Sorrento Networks, Inc., 2002 WL 1732423, at *14 (Del. Ch. July 15, 2002).

A.	Third Point’s Claims Are Colorable.

10. Here, there can be no dispute that the Complaint states a colorable claim. Delaware law imposes a fiduciary duty on the Director Defendants to act reasonably and not to invoke defensive measures unless they are in response to a legitimate threat to the Company’s corporate policy and effectiveness. See Unocal Corp. v. Mesa Petroleum Co., 493 A.2d 946, 955 (Del. 1985). As set forth in the Complaint, the Director Defendants have breached their fiduciary duties by adopting the Poison Pill in response to Third Point and enforcing the 10% Trigger against Third Point because their actions were not reasonable in light of any legitimate threat. Indeed, there is no reasonable basis for the Board to believe that Third Point’s proxy contest poses a threat to Sotheby’s corporate policy and effectiveness. Third Point has never expressed an intention to obtain control over the Company, nor does Third Point have a track record of attempting to obtain control over companies in its nearly twenty-year history. Instead, as repeatedly disclosed in its Schedule 13D filings and the October Letter, Third Point wants only to exercise its fundamental right as a stockholder of a Delaware corporation to have a say in the governance of the Company.

11. Thus, the Board’s true and only purpose for adopting the Poison Pill and enforcing the 10% Trigger against Third Point could only be to further entrench the Board and to deter or prevent Third Point from acquiring additional shares and decrease Third Point’s chances of waging a successful proxy contest. Because the Board’s decision to adopt the Poison Pill and enforce the 10% Trigger against Third Point was not a reasonable response to a legitimate threat to the Company, such as a takeover attempt or an effort to strip Sotheby’s of important assets, the Board’s actions are improper. See MM Cos., Inc. v. Liquid Audio, Inc., 813 A.2d 1118, 1131 (Del. 2003) (explaining “the special import[ance] of protecting the shareholder’s franchise within Unocal framework”) (quoting Stroud v. Grace, 606 A.2d 75, 92 n.3 (Del. 1992)).

B.	Third Point Has Demonstrated A Likelihood Of Irreparable Harm.

12. The Complaint also alleges a “sufficient possibility of a threatened irreparable injury.” Giammargo, 1994 WL 672698, at *2. As set forth in the Complaint, and as it has publicly disclosed, Third Point has nominated a slate of three directors for election to the Board at the next annual meeting of stockholders. The Board’s enforcement of the 10% Trigger against Third Point unfairly tilts the playing field in the Board’s favor and irreparably hinders Third Point’s ability to wage a successful proxy contest.

13. Sotheby’s recently announced that its 2014 annual meeting of stockholders will be held on May 6, 2014. For Third Point to be able to wage a proxy contest unimpeded by the Board’s wrongful enforcement of the 10% Trigger, Third Point needs relief from this Court sufficiently in advance of the 2014 meeting so that it has time to purchase additional shares with proxies.

14. In addition, the Company’s certificate of incorporation prohibits stockholders from acting by written consent or calling special meetings, so there will be no opportunity for stockholders to exercise their right to elect directors for a year following the 2014 annual meeting. Consequently, Plaintiff respectfully requests an expedited trial to be held sufficiently in advance of the May 6, 2014 annual meeting.

CONCLUSION

For the foregoing reasons and for the reasons stated in Plaintiffs Verified Complaint, Plaintiff respectfully requests that the Court enter an Order expediting proceedings in this action and scheduling an expedited trial.

OF COUNSEL

Tariq Mundiya

WILLKIE FARR & GALLAGHER LLP

787 Seventh Avenue

New York, NY 10019

(212) 728-8000

Attorneys for Plaintiff Third Point LLC,

except with repect to claims against

Defendant Diana L. Taylor

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

/s/ William M. Lafferty

William M Lafferty (#2755)

Kevin M. Coen (#4775)

Matthew R. Clark (#5147)

1201 North Market Street

Wilmington, Delaware 19801

(302) 658-9200

Attorneys for Plaintiff Third Point LLC

Matthew S. Dontzin DONTZIN NAGY & FLEISIG LLP 980 Madison Avenue New York, New York 10075 (212) 717-2900 Attorneys for Plaintiff Third Point LLC

Dennis J. Friedman GIBSON, DUNN & CRUTCHER LLP 200 Park Avenue New York, New York 10166 (212) 351-3900 Attorneys for Plaintiff Third Point LLC

March 25, 2014 8106497.5